胃腸は語る

胃相腸相からみた健康・長寿法

米国アルバート・アインシュタイン
医科大学外科教授／
ベス・イスラエル病院内視鏡部長
新谷弘実【著】
Shinya Hiromi

新谷博士は私の恩人
渡邉恒雄 読売新聞社社長

説得力ある新谷先生の健康法
牛尾治朗 ウシオ電機会長

アメリカと日本で
江崎玲於奈 前筑波大学学長

先生とともに長生きを
野村克也 ヤクルトスワローズ監督

飽食の時代のバイブル
竹下景子 女優

新谷式健康法の科学性
秋山洋 虎の門病院院長

画期的な予防健康法の公刊を喜ぶ
中曽根康弘 衆議院議員

弘文堂　定価(本体1800円+税)

胃腸は語る

胃相腸相からみた健康・長寿法

米国アルバート・アインシュタイン医科大学外科教授
ベス・イスラエル病院内視鏡部長
新谷弘実 [著]
Shinya Hiromi

Dear Tracy:

My teacher & future student.

With my appreciation & respect.

[signature]

5. 1. 1999

弘文堂